SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Nathaniel Energy Corporation
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

632344 10 7
(CUSIP Number)

Gavin C. Grusd, Esq.
Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue, East Meadow, NY 11554
(516) 296-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2005
(Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(Continued on following pages)

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 632344 10 7	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard C. Strain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 29,218,333 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 29,218,333 10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,218,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
Excludes 20,000,000 shares to which the Reporting Person has the irrevocable right pursuant to an amended October 3, 2003 Conversion Agreement between the

Reporting Person and the Issuer. Such shares shall be issued when sufficient shares of common stock are authorized for issuance.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

Richard C. Strain (the “Reporting Person”) is making this statement in reference to shares of common stock, par value $.001 per share, of Nathaniel Energy Corporation, a Delaware corporation (“Nathaniel”). The address of Nathaniel’s principal executive offices is 8001 South InterPort Boulevard, Englewood, CO 80112.

Item 2. Identity and Background. The Reporting Person is making this statement pursuant to Rule 13d-1(a).

(a)	Name:

Richard C. Strain

(b)	Residence or business address:

417 Manchester Road Poughkeepsie, New York 12603

(c)	The Reporting Person is a stockholder of, and a lender to, Nathaniel. The Reporting Person is a mechanical contractor.

(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)
    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

          Effective June 1, 2005, the Reporting Person acquired 22,500,000 shares of Nathaniel’s common stock from NEC Energy, LLC (“NEC”), a limited liability company of which the Reporting Person was a 50% beneficial owner at the time. At that time, NEC also distributed 7,500,000 Nathaniel shares to Como Group, LLC (“Como”), the other then 50% beneficial owner of NEC. The shares were distributed in the context of a settlement of disputes between the Reporting Person and Como. No other consideration was paid for the shares. Mr. Strain withdrew as a member of NEC effective June 27, 2005.

Item 4.  Purpose of Transaction.

          See Item 3 above.

Item 5.  Interest in Securities of Nathaniel.

             As of the date hereof, the Reporting Person is the direct owner of 29,218,333 shares of common stock of Nathaniel, of which the Reporting Person has sole voting and dispositive power (or in the aggregate, approximately 41.3% of the outstanding Common Stock of Nathaniel).

   This Report does not include 20,000,000 shares for which the Reporting Person has the irrevocable right, which shall be issued at the time that number of shares is authorized and available for issuance. Those 20,000,000 shares are issuable to the Reporting Person in connection with the Conversion Agreement dated October 3, 2003, as amended on June 1, 2005 (the “Conversion Agreement”), between Nathaniel and the Reporting Person pursuant to which $10,000,000 of indebtedness of Nathaniel owed to the Reporting Person was converted into an aggregate of 50,000,000 shares of Nathaniel’s common stock. Such 50,000,000 shares includes the 22,500,000 and 7,500,000 shares distributed by NEC to the Reporting Person and Como, respectively, as reported under Item 3 above, and the 20,000,000 shares which are issuable to the Reporting Person. Certain matters relating to the issuance of the remaining 20,000,000 shares under the Conversion Agreement are described in more detail below.

     On June 1, 2005, Nathaniel and the Reporting Person amended the Conversion Agreement to provide that 20,000,000 shares of Nathaniel’s common stock issuable under the Conversion Agreement would be issued to the Reporting Person when sufficient shares of common stock were authorized for issuance, instead of being issued to NEC as the Reporting Person’s designee, as was provided for in the original Conversion Agreement. Giving effect to the issuance of those 20,000,000 shares, the Reporting Person will own 49,218,333 shares, or approximately 54.2% of Nathaniel’s issued and outstanding shares of common stock.

    The Reporting Person has not effected any transactions in the Common Stock of Nathaniel other than as described above, or as described in his previously filed Schedule 13D.

Item 6.	Contracts, Agreements, Understandings Or Relationships With Respect To Securities Of The Issuer. See Item 5 above.

Item 7.	Material To Be Filed As Exhibits. None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

/s/ Richard C. Strain
Richard C. Strain

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